

August 10, 2011

<u>Via Facsimile</u>
Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

> **Re: Tel-Instrument Electronics Corp**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **File No. 001-31990**

Dear Mr. Macaluso:

We have reviewed your response dated July 29, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2011</u>

<u>Note 19 – Fair Value Measurements, page 47</u>

1. We note your response to prior comment 5 that you believe use of the most recent 12 months volatility (i.e., for the period from April 1, 2010 through March 31, 2011) to be most representative of your future performance due to the major program wins over the last few years and also that "over the last year [your] stock activity has been relatively stable." We note from your response to prior comment 5 in your letter dated June 28, 2011 that you provided the same rationale in explaining your use of the volatility for the 12 month period from January 1, 2010 through December 31, 2010 for purposes of your December 31, 2010 valuation. It remains unclear to us how your current volatility

assumptions are consistent with the guidance in paragraphs 718-10-55-36 through 41 of the FASB Accounting Standards Codification. Please explain to us why you no longer believe your volatility during the period from January 1, 2010 through March 31, 2010 is representative of your future performance. Explain why your assessment of this period has changed from your December 31, 2010 valuation to your March 31, 2011 valuation. Further to the above, please explain why you believe the most recent 12 months will be most representative of your performance over the expected term of the related instruments (8.45 years).

2.   We note your response to prior comment 3. Please revise future filings to quantify the effect of the volatility assumptions on your warrant liability and change in fair value of common stock warrants. In this regard, provide appropriate disclosures so as to not make such information confusing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                /s/ Kevin L. Vaughn

                                Kevin L. Vaughn
                                Accounting Branch Chief